Artificial Intelligence Technology Solutions, Inc.

10800 Galaxie Avenue

Ferndale, MI 48220

(877) 787-6268

June 21, 2024

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Aliya Ishmukhamedova

Re: Request for Effectiveness – Artificial Intelligence Technology Solutions, Inc. (the “Company”) S-3 Registration Statement, Amendment Number 1, filed on May 28, 2024 (File Number Registration No. 333-279766)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced S-3 be declared effective by the Securities and Exchange Commission by 4:00 p.m., Tuesday, June 25, 2024.

Please contact our Securities Counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this request for effectiveness.

Thank you.

Sincerely yours,

/s/Steven Reinharz

By: Steven Reinharz

Chief Executive Officer